                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                            PulsePoint Communications
                      (formerly Digital Sound Corporation)
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    253911101
                                 (CUSIP Number)

                             Stephen R. Nelson, Esq.
                         Moore Capital Management, Inc.
                           1251 Avenue of the Americas
                               New York, New York
                                      10020
                                 (212) 782-7102
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 10, 1998
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

SCHEDULE 13D

CUSIP No. 253911101

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Moore Capital Management, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    Not Applicable                     a[ ]
                                       b[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
        OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                          [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut

                 7.  SOLE VOTING POWER
                          None

                 8.  SHARED VOTING POWER
NUMBER OF
SHARES                    615,000
BENEFICIALLY
OWNED BY
EACH             9.  SOLE DISPOSITIVE POWER
REPORTING
PERSON                    None
WITH
 hidden
                10.  SHARED DISPOSITIVE POWER

                          615,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     615,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.7%

14.  TYPE OF REPORTING PERSON*
     CO, IA

SCHEDULE 13D

CUSIP No. 253911101

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Louis M. Bacon

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    Not Applicable                                                a[ ]
                                                                  b[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
           OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

                                    7.  SOLE VOTING POWER

                                            None

                                    8.  SHARED VOTING POWER
NUMBER OF
    SHARES                                  750,000
BENEFICIALLY
   OWNED BY
       EACH                         9.  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                                None
      WITH

                                  10.  SHARED DISPOSITIVE POWER

                                           750,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     750,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.7%

14.  TYPE OF REPORTING PERSON*
     IN, IA

SCHEDULE 13D

CUSIP No. 253911101

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Moore Global Investments, Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    Not Applicable                                                a[ ]
                                                                  b[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
           WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
              Bahamas

                                    7.  SOLE VOTING POWER

                                                  None

                                    8.  SHARED VOTING POWER
NUMBER OF
    SHARES                                   615,000
BENEFICIALLY
   OWNED BY
      EACH                          9.  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                                  None
      WITH

                                   10.  SHARED DISPOSITIVE POWER

                                            615,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     615,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.7%

14.  TYPE OF REPORTING PERSON*
     CO

     This statement constituting Amendment No. 2 ("Amendment No. 2") amends and supplements the information set forth in the Schedule 13D (the "Schedule 13D") filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission on December 29, 1997, and Amendment No. 1 to the Schedule 13D ("Amendment No. 1") filed on December 31, 1997. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the
Schedule 13D. This Amendment No. 2 is being filed to reflect the automatic conversion into Series B Preferred Shares of $743,902.50 aggregate principal amount of Convertible Notes held by MGI and RIS. In addition, this Amendment No. 2 reflects (i) the change in name of the Company to "PulsePoint Communications";
(ii) the one-for-four reverse split of the Common Shares; and (iii) the continuation of the existence of MGI under the laws of the Bahamas.

Item 2. Identity and Background

     The first paragraph of Item 2 is amended and restated as set forth below.

     The Statement is being filed by (1) Moore Capital Management, Inc., a Connecticut corporation ("MCM"), (2) Louis M. Bacon ("Mr. Bacon"), a United States citizen, in his capacity as (a) Chairman and Chief Executive Officer, director and controlling shareholder of MCM and (b) Chairman and Chief Executive Officer, director and majority interest holder in Moore Capital Advisors, LLC ("MCA"), and (3) Moore Global Investments,

Ltd., a Bahamian corporation ("MGI"). MCM, Mr. Bacon and MGI are sometimes collectively referred to herein as the "Reporting Persons".

Item 5. Interest in Securities of the Issuer

     Item 5 is revised and amended in its entirety as set forth below.

     (a)-(b) On the date of this Statement:

     (i) Mr. Bacon is deemed to have beneficial ownership for purposes of
Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 750,000 Common Shares issuable upon conversion of 300,000 Series B Preferred Shares by virtue of his control of MCM and MCA. Such shares represent 12.7% of the issued and outstanding Common Shares. Also by virtue of his control of MCM and MCA, Mr. Bacon is deemed to share voting power and dispositive power over the Common Shares issuable upon conversion of the Series B Preferred Shares held by MGI and RIS.

     (ii) MCM is deemed to have Beneficial Ownership of 615,000 Common Shares issuable upon conversion of 246,000 Series B Preferred Shares by virtue of its position as discretionary investment manager of MGI. Such shares represent 10.7% of the issued and outstanding Common Shares. MCM is vested with the power to direct disposition of the Common Shares issuable upon conversion of the Series B Preferred Shares held by MGI and shares with MGI and Mr. Bacon voting power over such Common Shares.

     (iii) MGI has Beneficial Ownership of 615,000 Common Shares issuable upon conversion of 246,000 Series B Preferred Shares held by it. Such shares represent 10.7% of the issued and outstanding Common Shares. MGI currently would not exercise dispositive power over such Common Shares but could obtain such power within 60 days if MGI exercised its right to terminate its trading advisory agreement with MCM.

     The percentages used herein are calculated based upon the 5,140,398 Common Shares represented by the Company in its Proxy Statement dated February 25, 1998, to be issued and outstanding as of February 19, 1998, and giving effect to the one-for-four reverse split of the Common Shares that became effective April 20, 1998.

     To the best knowledge of the Reporting Persons, none of the persons named in Schedule I, other than Mr. Bacon, has or is deemed to have Beneficial Ownership of Common Shares.

     (c) On December 19, 1997, MGI and RIS purchased from the Company 164,667 and 36,146 Series B Preferred Shares, respectively, at a price per share of $7.50. In connection with such purchase of Series B Preferred Shares, MGI and RIS also purchased from the Company $609,997.50 and $133,905, respectively, in principal amount of Convertible Notes of the Company (the "Convertible Notes"). MGI and RIS expended an aggregate of approximately $2,250,000 of working capital to purchase the 200,813 Series B Preferred Shares and the

Convertible Notes. The terms of the Convertible Notes provided for their automatic conversion into Series B Preferred Shares upon the approval by Shareholders of an amendment to the Company's articles of incorporation. Shareholders of the Company approved such an amendment on April 10, 1998, causing the Convertible Notes held by MGI to convert automatically into 81,333 Series B Preferred Shares and the Convertible Notes held by RIS to convert automatically into 17,854 Series B Preferred Shares. No transactions have been effected by the Reporting Persons with respect to the Common Shares within the past 60 days.

     (d) The shareholders of MGI and the partners of RIS have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Common Shares acquired for the account of MGI and RIS, respectively.

     (e) Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 20, 1998


                              MOORE CAPITAL MANAGEMENT, INC.


                              By:      /s/ Stephen R. Nelson
                                   Name:   Stephen R. Nelson
                                   Title:  Vice President and Secretary


                                   LOUIS M. BACON


                                       /s/ Stephen R. Nelson
                                         Attorney-in-Fact


                              MOORE GLOBAL INVESTMENTS, LTD.


                              By:

                                  By:   /s/ Stephen R. Nelson
                                       Name:  Stephen R. Nelson
                                       Title: Attorney-in-Fact